Filed Pursuant to Rule 424(b)(7)

Registration No. 333-187883

Prospectus Supplement

Natural Resource Partners L.P.

Common Units

Representing Limited Partner Interests

This prospectus supplement relates to the offering for resale by the selling unitholders named herein of common units representing limited partner interests in us. This prospectus supplement sets forth updated information concerning the beneficial ownership of the common units by the selling unitholders named herein.

You should read this prospectus supplement together with the related prospectus dated May 8, 2013.

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. Please read “Risk Factors” beginning on page 4 of the base prospectus, in any applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 11, 2014.

This prospectus supplement supplements the related prospectus dated May 8, 2013, which relates to the offering for resale from time to time, in one or more offerings, of up to 3,784,572 common units by the selling unitholders named therein.

The following sets forth updated information concerning the beneficial ownership of certain of the selling unitholders with respect to the common units offered hereunder and supersedes the information appearing under the caption “Selling Unitholders” in the prospectus dated May 8, 2013 only with respect to the selling unitholders named herein.

Information concerning any selling unitholder named herein or in the related prospectus or prospectus supplements may change over time, including by addition of additional selling unitholders and, if necessary, we will supplement the prospectus accordingly.

The selling unitholders named herein may sell all, some or none of the common units covered by this prospectus supplement. Please read “Plan of Distribution” in the related prospectus. We will bear all costs, fees and expenses incurred in connection with the registration of the common units offered by this prospectus supplement. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common units will be borne by the selling unitholders. In addition, we have agreed to indemnify the selling unitholders against certain liabilities in connection with offerings of the common units.

None of the selling unitholders named herein is a broker-dealer registered under Section 15 of the Exchange Act, or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act. Any selling unitholder that is an affiliate of Natural Resource Partners L.P. may be deemed an “underwriter” within the meaning of the Securities Act, and, as a result, may be deemed to be offering securities, indirectly, on our behalf.

The following table sets forth information relating to the selling unitholders named herein as of April 11, 2014 based on information supplied to us by such selling unitholders on or prior to that date. We have not sought to verify such information. The selling unitholders named herein or any selling unitholder named in the prospectus or other related prospectus supplement may hold or acquire at any time common units in addition to those offered by this prospectus supplement or the prospectus and may have acquired additional common units since the date on which the information reflected herein was provided to us. Additionally, any selling unitholder may have sold, transferred or otherwise disposed of some or all of the units listed below or in the original prospectus in exempt or non-exempt transactions since the date on which the information was provided to us and may in the future sell, transfer or otherwise dispose of some or all of its common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act.

	Common Units Owned Prior to Offering	Common Units Being Offered	Common Units Owned After Offering
			Number of Units(1)	Percentage(2)
Cline Trust Company(3)	5,349,816	474,332	4,875,484(5)	4.4%
Ikes Fork, LLC(4)	120,134	7,570	112,564(5)	*

*	Less than 1%.
(1)	Assumes the sale of all common units held by such selling unitholder offered by this prospectus supplement.
(2)	Percentages based on 109,812,408 common units issued and outstanding as of February 28, 2014.
(3)

On or prior to July 30, 2013, each of (i) The Alex T. Cline 2004 Irrevocable Trust, the beneficiary of which is Alex T. Cline, a child of Christopher Cline, (ii) The Candace L. Cline 2004 Irrevocable Trust, the beneficiary of which is Candace L. Cline, a child of Christopher Cline, (iii) The Christopher L. Cline 2004 Irrevocable Trust, the beneficiary of which is Christopher L. Cline, a child of Christopher Cline, and (iv) The Kameron N. Cline 2004 Irrevocable Trust, the beneficiary of which is Kameron N. Cline, a child of

Christopher Cline, transferred all of their common units representing limited partner interests in us (including the 474,332 common units offered pursuant to this prospectus supplement) to Cline Trust Company, a Delaware limited liability company. Donald R. Holcomb, the manager of Cline Trust Company, may be deemed to have voting or investment power over the common units held of record by Cline Trust Company. The members of the Cline Trust Company are the four trusts named above, each of which owns an approximately equal membership interest in the Cline Trust Company. Mr. Holcomb also serves as trustee of each of the four trusts. Mr. Holcomb was formerly the Vice President, Secretary and Treasurer of Cline Resource and Development Company (“CRDC”) and is a member of the Board of Directors of GP Natural Resource Partners LLC. Christopher Cline is the sole shareholder and sole director of CRDC. As of February 28, 2014, Mr. Cline held 4,917,548 of our common units and a substantial ownership interest in our general partner.
(4)	The manager of Ikes Fork, LLC (“Ikes Fork”) is Donald R. Holcomb. Mr. Holcomb may be deemed to have voting or investment power over the common units held by Ikes Fork. Mr. Holcomb also may be deemed to have voting or investment power over the common units held by the Cline Trust Company. See Note (3).
(5)	Represents common units not offered for resale pursuant to this prospectus supplement, but which have been registered for resale pursuant to our registration statement on Form S-3 (Registration No. 333-183314) dated September 11, 2012.

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